# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Curis, Inc., CIK 0001108205
CUSIP: 231269309
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 128 Spring Street, Building C, Suite 500, Lexington, Massachusetts (MA), 02421
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001132317

## Reporting persons
- Thomas A. Satterfield, Jr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 815,534; shared voting power 3,142,416; sole dispositive power 815,534; shared dispositive power 3,142,416; aggregate amount beneficially owned 3,957,950 (9.9% of the class)
  Comment: * Based on 38,978,693 shares of common stock of the issuer outstanding as of May 8, 2026, as reported by the issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2026. The Reporting Person may be deemed to beneficially own (i) 3,317,525 shares of common stock, (ii) 7,801,152 warrants with a 9.99% limit on the exercise of such warrants (comprised of common stock warrants, Series A warrants, Series B warrants and Series C warrants), and (iii) 625,938 pre-funded warrants with a 9.99% exercise limitation. All of the warrants and pre-funded warrants provide that the holder will not have a right to exercise the warrants for common stock if, as a result of such conversion, the holder, together with his affiliates, would exceed 9.99% beneficial ownership of the number of shares of common stock outstanding immediately after giving effect to the issuance of the shares of common stock being exercised.
  
  The 3,957,950 shares of common stock reported on this Schedule 13G/A as beneficially owned by the Reporting Person represent the 3,317,525 shares of common stock that the reporting person may be deemed to beneficially own and 640,425 shares of common stock issuable upon the exercise of warrants, which collectively represent the Reporting Person's maximum beneficial ownership permissible under the applicable blocker provisions, or 9.99%. Due to field limitations of the EDGAR filing system, the percentage listed in Row 11 has been rounded down to 9.9%. This Schedule 13G/A assumes that the 640,425 warrants so exercised would include (i) all common stock warrants that, upon exercise, would result in the issuance of shares of common stock over which the Reporting Person would have sole voting and dispositive power (333,145 shares) and (ii) a portion of the common warrants that, upon exercise, would result in the issuance of shares of common stock over which the Reporting Person would have shared voting and dispositive power (307,280 shares). If there was no limit on the exercise of the warrants and pre-funded warrants, the Reporting Person would be deemed to be the beneficial owner of an aggregate of 11,744,615 shares of common stock, representing 24.77% of the issuer's outstanding common stock (factoring in the exercise of such warrants and pre-funded warrants).

## Item 1. Issuer
Name of issuer: Curis, Inc.
Address of issuer's principal executive offices: 128 Spring Street, Building C - Suite 500, Lexington, MA 02421

## Item 2. Person Filing
Name of person filing: Thomas A. Satterfield, Jr.
Address of principal business office or, if none, residence:
15 Colley Cove Drive
Gulf Breeze, Florida 32561
Citizenship: Incorporated by reference from Item 4 of the Cover Page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Incorporated by reference from Item 9 of the Cover Page.
Percent of class: Incorporated by reference from Item 11 of the Cover Page.
Sole power to vote or to direct the vote: Incorporated by reference from Item 5 of the Cover Page.
Shared power to vote or to direct the vote: Incorporated by reference from Item 6 of the Cover Page.
Sole power to dispose or to direct the disposition: Incorporated by reference from Item 7 of the Cover Page.
Shared power to dispose or to direct the disposition: Incorporated by reference from Item 8 of the Cover Page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: With respect to the beneficial ownership report for Thomas A. Satterfield, Jr., 874,077 shares of common stock, 2,567,684 shares of common stock issuable upon the exercise of warrants, and 229,075 shares of common stock issuable upon the exercise of pre-funded warrants are held by Tomsat Investment & Trading Co., Inc, a corporation wholly owned by Mr. Satterfield and of which he serves as President; 1,411,059 shares of common stock, 3,900,324 shares of common stock issuable upon exercise of warrants, and 297,647 shares of common stock issuable upon the exercise of pre-funded warrants are held by A.G. Family L.P., a partnership managed by a general partner controlled by Mr. Satterfield; and 550,000 shares of common stock are held by Caldwell Mill Opportunity Fund, LLC, which fund is managed by an entity of which Mr. Satterfield owns a 50% interest and serves as Chief Investment Manager.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Thomas A. Satterfield, Jr.: /s/ Thomas A. Satterfield, Jr., Thomas A. Satterfield, Jr. (05/14/2026)